Arc Footwear, Corp.



ANNUAL REPORT

1460 Broadway

New York, NY 10036

0

https://www.arcfootwearcorp.com

This Annual Report is dated April 28, 2021.

BUSINESS

Arc Footwear, Corp. brings to market digitally native footwear brands. Arc Footwear, Inc. has three sub-brands: SNKR Project, Mayvn, and Ovni Footwear. Mayvn and Ovni Footwear are in the early stages of development and their brand names could change prior to their official launch.

SNKR Project is one of Arc's sub-brands that has been in operation prior to Arc's founding. SNKR Project LLC was founded in 2017, and since then, SNKR Project has achieved over $3.5 million in sales and is sold in over 250 retail doors in the US. Arc Footwear, Corp. was granted the global master license for SNKR Project in October 2020 to sell SNKR Project branded products. Under this global master license agreement, Arc Footwear, Corp. will pay SNKR Project LLC a royalty based on Arc Footwear, Corp.'s gross receipts in the amount of eight percent (8%) on a quarterly basis. SNKR Project is a registered trademark of SNKR Project, LLC, and Arc Footwear, Corp. has the exclusive right to use it. SNKR Project LLC and Arc Footwear, Corp. share the same management team and CEO.

Arc Footwear will launch digitally native brands under one portfolio to share operational, infrastructure, and data resources as a means to drive down redundant fixed costs that are difficult to establish and expensive to maintain.

Each brand (SNKR Project, Mayvn, and Ovni) will cultivate a unique identity and amplify growth efficiently and affordably to the benefit of all.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

-

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

The founders of the company are willing and able to operate the business without compensation for a period of 6 months to ensure the company has the longest possible runway. We could operate for 6 months without generating operating revenue based on this. Arc Footwear's monthly costs consist of R&D, B2B sales activities, and general overhead (SaaS, office, etc.). The monthly estimates provided are conservative based on our experience in the footwear industry.

Foreseeable major expenses based on projections:

Per our last quarter of 2020 projections, we foresee that the major expenses will be advertising and marketing at 58%, general expenses consisting of travel, travel shows, R&D, admin at 16%, and outside services (operations assistant, eCommerce customer service) at 12%.

Per our 2021 projections, we foresee that as of December 31, 2021, the major expenses will be advertising and marketing at 43%, general expenses consisting of travel, travel shows, R&D, admin at 14%, payroll at 12%, and outside services, (operations assistant, eCommerce customer service) at 12%.

Future operational challenges:

We foresee the following future operational challenges: (i) not being able to determine if the company's investment in marketing and advertising will bring the desired sales results; and (ii) not being to quantify how quickly our target niche will fall in love with our digitally native, highly innovative, and unique footwear brands. However, the company's management has experience launching and growing its first brand, SNKR Project, to $3.5M in lifetime sales. Management believes with this track record, Arc Footwear Corp brand will follow similar trajectories.

Future challenges related to capital resources:

A future challenged related to capital resources will be to continue funding the company's operations until it generates revenues and becomes profitable and can operate on its own.

Future milestones and events:

A few of our future milestones that will significantly impact the company include: (i) new product market validation which would trigger another capital raise to fund go to market activities; and (ii) selling through rate of 10% or more at retail which would trigger another cap raising event to fund growth for retail partners.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $280.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sean Clarke

Amount Owed: $8,337.00

Interest Rate: 0.0%

Since inception, the company's startup costs in the amount of $8,337 has been funded primarily by its founder and CEO, Sean Clarke. There are no terms or agreements put in place for these advances. Sean expects to be reimbursed upon the completion of the equity crowdfunding transaction.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sean Clarke

Sean Clarke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: June 12, 2020 - Present

Responsibilities: Oversight and Strategy. Currently, Sean does not take a salary or equity compensation. This is Sean's primary role and he works full-time on Arc Footwear and its sub-brands.

Other business experience in the past three years:

Employer: Summit Brand Group LLC

Title: CEO

Dates of Service: April 01, 2017 - September 01, 2020

Responsibilities: Oversight and Strategy of the company.

Other business experience in the past three years:

Employer: SNKR Project LLC

Title: Executive CEO

Dates of Service: January 01, 2017 - Present

Responsibilities: Oversight and Strategy of the brand, the brand has a licensing relationship with Arc Footwear Corp.

Name: Marc Scepi

Marc Scepi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President / Chief Design Officer

Dates of Service: October 01, 2020 - Present

Responsibilities: Company direction and product design/innovation. Currently, Marc does not take a salary or equity compensation. Marc currently works for Arc Footwear, Corp. as an independent contractor through Radix Lab, LLC. Currently, Marc works 5 hours per week for Arc Footwear, Corp.

Other business experience in the past three years:

Employer: SNKR Project, LLC

Title: President / Chief Design Officer

Dates of Service: March 01, 2017 - Present

Responsibilities: Product Design

Other business experience in the past three years:

Employer: Radix Lab, LLC

Title: Owner & Executive Director of Footwear Design

Dates of Service: June 01, 2015 - October 01, 2020

Responsibilities: Product Design.

Name: Janelle Nga

Janelle Nga's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer

Dates of Service: October 01, 2020 - Present

Responsibilities: Materials procurement and production management. Currently, Janelle does not take a salary or equity compensation.

Other business experience in the past three years:

Employer: Radix Lab, LLC

Title: Co-Owner & Creative Director.

Dates of Service: January 01, 2015 - Present

Responsibilities: Product design and development. Janelle currently works for Arc Footwear, Corp. as an independent contractor through Radix Lab, LLC. Currently, Janelle works 5 hours per week for Arc Footwear, Corp.

Other business experience in the past three years:

Employer: SNKR Project, LLC

Title: Co-Founder & Chief Product Officer

Dates of Service: January 27, 2017 - Present

Responsibilities: Production management.

Name: Kaitlyn Bess Kennedy

Kaitlyn Bess Kennedy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: June 12, 2020 - Present

Responsibilities: Marketing & Promotion of all brands. Currently, Kaitlyn does not take a salary or equity compensation. Currently, Kaitlyn works 20 hours per week for Arc Footwear, Corp.

Other business experience in the past three years:

Employer: SNKR Project, LLC

Title: Chief Marketing Officer

Dates of Service: June 27, 2017 - Present

Responsibilities: Marketing & Promotion

Other business experience in the past three years:

Employer: Thom Hudston Corporation

Title: Director of Marketing

Dates of Service: December 01, 2018 - August 01, 12020

Responsibilities: Planned and executed B2B marketing campaigns.

Other business experience in the past three years:

Employer: Summit Brand Group

Title: Senior Director of Marketing

Dates of Service: February 01, 2016 - January 01, 2019

Responsibilities: Managed marketing and branding team.

Name: Peter Thompson

Peter Thompson's current primary role is with Expedition Apparel. Peter Thompson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February 01, 2021 - Present

Responsibilities: Advises on strategic growth. Mr. Thompson currently does not take a salary compensation for this role.

Other business experience in the past three years:

Employer: Expedition Apparel

Title: CEO

Dates of Service: March 02, 2007 - Present

Responsibilities: Oversight of the entire business.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Marc Scepi

Amount and nature of Beneficial ownership: 400,000

Percent of class: 25.0

Title of class: Common Stock

Stockholder Name: Janelle Nga

Amount and nature of Beneficial ownership: 400,000

Percent of class: 25.0

Title of class: Common Stock

Stockholder Name: Kaitlyn Bess Kennedy

Amount and nature of Beneficial ownership: 352,000

Percent of class: 22.0

Title of class: Common Stock

Stockholder Name: P & G Thompson Family Trust

Amount and nature of Beneficial ownership: 448,000

Percent of class: 28.0

RELATED PARTY TRANSACTIONS

Name of Entity: Sean Clarke

Relationship to Company: Founder, CEO, Director

Nature / amount of interest in the transaction: Since inception, the company's startup costs in the amount of $8,337 has been funded primarily by its founder and CEO, Sean Clarke. There are no terms or agreements put in place for these advances.

Material Terms: Sean expects to be reimbursed upon the completion of the equity crowdfunding transaction.

Name of Entity: SNKR Project LLC

Names of 20% owners: Marc Scepi, Janelle Nga, and Kaitlyn Bess Kennedy

Relationship to Company: Shared Management Team and CEO

Nature / amount of interest in the transaction: Arc Footwear, Corp. was granted the global master license for SNKR Project in October 2020.

Material Terms: Under this global master license agreement, Arc Footwear, Corp. will pay SNKR Project LLC a royalty based on Arc Footwear, Corp.'s gross receipts in the amount of eight percent (8%) on a quarterly basis. SNKR Project is a registered trademark of SNKR Project, LLC, and Arc Footwear, Corp. has the exclusive right to use it. SNKR Project LLC and Arc Footwear, Corp. share the same management team (Kaitlin Bess Kennedy, Marc Scepi, and Janelle Nga). The CEO of both entities is Sean Clarke.

OUR SECURITIES

Our authorized capital stock consists of 2,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 1,600,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Arc Footwear, Corp.

By   /s/ *Sean Clarke*

       Name: Sean Clarke

       Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ARC FOOTWEAR CORP.

FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 12, 2020) TO YEAR ENDED DECEMBER 31, 2020

(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Arc Footwear Corp.
Brooklyn, New York

We have reviewed the accompanying financial statements of Arc Footwear Corp., (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 12, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 23, 2021
Los Angeles, California

Arc Footwear Corp.
BALANCE SHEET
(UNAUDITED)

As of Year Ended		December 31, 2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	280
Total current assets		**280**
Total assets	$	**280**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Shareholder's loan		1,000
Loan payable		2,100
Total current liabilities		3,100
Total liabilities		**3,100**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.0001 2,000,000 shares authorized, 1,600,000 issued and outstanding		160
Subscription receivable		(160)
Retained earnings/(Accumulated Deficit)		(2,820)
Total stockholders' equity		**(2,820)**
Total liabilities and stockholders' equity	$	**280**

See accompanying notes to financial statements.

Arc Footwear Corp.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (June 12, 2020)	December 31, 2020
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	60
Sales and marketing	2,760
Total operating expenses	2,820
Operating income/(loss)	(2,820)
Interest expense	-
Income/(Loss) before provision for income taxes	(2,820)
Provision for income taxes	-
Net income/(Net Loss)	**$ (2,820)**

See accompanying notes to financial statements.

Arc Footwear Corp.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
	Shares	Amount				
Inception date (June 12, 2020)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	1,600,000	160	(160)	-	-	-
Net income/(loss)	-	-	-		(2,820)	(2,820)
Balance—December 31, 2020	1,600,000	$ 160	$ (160)	$ -	$ (2,820)	$ (2,820)

See accompanying notes to financial statements.

Arc Footwear Corp.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Inception (June 12, 2020) to	December 31, 2020
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ (2,820)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Net cash provided/(used) by operating activities	**(2,820)**
CASH FLOW FROM FINANCING ACTIVITIES	
Shareholder loan	3,100
Issuance of common stock	-
Net cash provided/(used) by financing activities	**3,100**
Change in cash	280
Cash—beginning of year	-
Cash—end of year	**$ 280**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Subscription Receivable	$ 160.00

See accompanying notes to financial statements.

Arc Footwear Corp.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2020

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Arc Footwear Corp., was originally formed as Arc Footware on June 12, 2020 in the state of Delaware.   On August 12, 2020, the company amended its name to Arc Footwear Corp. The financial statements of Arc Footwear Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Arc Footwear Corp. is a company that brings to market digitally native footwear brands. Arc will launch digitally native brands under one portfolio to share operational, infrastructure, and data resources as a means to drive down redundant fixed costs that are difficult to establish and expensive to maintain. Each brand will cultivate a unique identity and amplify growth efficiently and affordably to the benefit of all.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its footwear products.

Income Taxes

Arc Footwear Corp is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DEBT

LOANS

During the years presented, the Company has entered into loans. The summary of the Company's loans and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Radix Lab- loan	$ 2,100	0.00%	Fiscal Year 2020	No set maturity	$ -	$ -	$ 2,100	$ -	$ 2,100
Total					**$ -**	**$ -**	**$ 2,100**	**$ -**	**$ 2,100**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Owner Loans

During the Company borrowed money from the owners. The summary of the loans from the owners is as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Kaitlyn Kennedy	$ 1,000	0%	Fiscal Year 2020	No set maturity	-	-	1,000	-	1,000
Total					**$ -**	**$ -**	**$ 1,000**	**$ -**	**$ 1,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

INCOME TAXES

The provision for income taxes for the inception to December 31, 2020 consists of the following:

Inception to December 31, 2020	2020
Net Operating Loss	$ (841)
Valuation Allowance	841
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 is as follows:

As of December 31, 2020	2020
Net Operating Loss	$ (841)
Valuation Allowance	841
Total Net Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,820, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,820. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

4.   SHAREHOLDERS' EQUITY

Common Stock

On September 9, 2020, the company amended its articles of incorporation to increase the authorized number of shares from 214,000 to 2,000,000 shares of common stock at $0.0001 par value, to add limitation of liability and indemnification provisions, and to effect a 7.47663 for 1 forward stock split.

As of December 31, 2020, 1,600,000 shares of common stock were issued and outstanding for a consideration of $160.

5.   RELATED PARTIES

During 2020, the company received $ 1,000 of loan from the shareholder Kaitlyn Kennedy. There are no terms or agreements put in place. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.'

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 23, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,820, an operating cash flow loss of $2,820 and liquid assets in cash of $280, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Sean Clarke, Principal Executive Officer of Arc Footwear, Corp., hereby certify that the financial statements of Arc Footwear, Corp. included in this Report are true and complete in all material respects.

Sean Clarke

Principal Executive Officer